Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$143,298	$265,020
Add- Taxes based on income	79,668	127,982

Net income before income taxes and income from equity investee	222,966	393,002
Add- fixed charges:
Interest on short-term and long-term debt (1)	111,036	245,272
Estimated interest cost within rental expense	1,767	3,542
Amortization of net debt premium, discount, and expenses	3,363	6,686

Total fixed charges	116,166	255,500

Earnings available for fixed charges	339,132	648,502

Ratio of earnings to fixed charges	2.91	2.53

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,971	5,941
Adjustment to pretax basis	1,652	2,869

	4,623	8,810

Combined fixed charges and preferred stock dividend requirements	$120,789	$264,310

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.80	2.45

(1)	Includes interest expense related to uncertain tax positions